[CBOE LETTERHEAD]

                                                                                                                May 11, 2007

VIA FEDERAL EXPRESS

Mr. Matt Franker
Assistant Director
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C.  20549

Re:          CBOE Holdings, Inc.
                Form S-4, File No. 333-140574

Dear Mr. Franker:

On behalf of CBOE Holdings, Inc. (the “Company” or “we”), I am writing to respond to the comments set forth in the letter of the staff of the Division of Corporation Finance dated March 9, 2007 with respect to the Company’s Registration Statement on Form S-4, as filed on February 9, 2007.  Concurrently with this letter, the Company is filing Amendment No. 1 to the Registration Statement, which reflects these revisions and additions.  For the convenience of the staff, we have enclosed three copies of Amendment No. 1, marked to show changes from the Registration Statement as filed.

We have addressed the comments in the staff’s March 9, 2007 letter by reproducing each comment below and providing the Company’s response immediately following.  Page references in the Company’s responses are to Amendment No. 1.

General

1.                                       Comment:              We note the significance of various regulatory approvals to the commencement of the proposed transaction.  In subsequent amendments, please provide update disclosure regarding the status of such approvals.  We may have additional comments related to this issue.

Response:            On April 5, 2007, we provided a draft rule filing to the SEC’s Division of Market Regulation.  No formal rule filing has been made at this time, and no approvals have been obtained.  We will update the Registration Statement in subsequent amendments to provide the status of such approvals.

2.                                       Please revise throughout your prospectus to delete repetitive disclosure, as such disclosure increases the size of the registration statement without enhancing the quality of such disclosure.  Refer to the Note to Rule 421(b) of Regulation C.  For example, we note that the discussion of organized sales on pages 41-42 appears to be repeated on page 131-32.

Response:            We have revised the prospectus to eliminate the repetitive disclosure.  For example, with respect to the discussion of organized sales, we revised the prospectus to eliminate repetition on pages 5 and 39 of Amendment No. 1.

3.                                       We will process your amendments without the number of shares being issued and other missing information.  Please note that as this missing information triggers a number of disclosure matters, you should allow sufficient time to process the amendments containing such information.  In addition, note that the effect of such matters on disclosure throughout your registration statement may cause us to raise issues in areas not previously commented upon.

Response:             We anticipate that we will file a further amendment to identify the missing share numbers.  We understand that the staff will need sufficient time to process such amendment.

4.                                       Similarly, please note that we will review your exhibits, including the final governing documents of CBOE Holdings and CBOE, as well as the legal and tax opinions, when they are filed and may have comments upon the exhibits as well as related disclosure in the prospectus.

Response:             We anticipate that we will file a further amendment to include the exhibits, including the final governing documents as well as the legal and tax opinions.  We understand that the staff will need sufficient time to process such amendment.

5.                                       Please provide updated financial statements and related disclosures as required by Article 3-12 of Regulation S-X.

Response:             We have revised the Registration Statement to include audited financial information for the year ended December 31, 2006.

6.                                       We read in the explanatory note at the start of this filing that your description of the restructuring transaction assumes that the SEC will have approved your rule filing with respect to your interpretation of the impact of the CME/CBOT merger on the CBOT members’ Exercise Right prior to your registration statement being declared effective.  Notwithstanding this statement, it appears that certain additional disclosures are needed until this matter is finalized.  For example, your historical financial statements do not address this matter in the commitments and contingencies footnote, your pro forma financial statements do not address the changes to pro forma equity that would result if your interpretation of this matter is not upheld, and your MD&A analysis does not indicate if or how your future revenues and results are expected to differ from historical results if the CBOT members are no longer members of the CBOE.  Please revise your filing to provide these disclosures, or provide us with a detailed explanation of why you do not believe these disclosures are appropriate.

Response:             As stated in the explanatory note, the currently proposed transaction assumes that following the transaction between CBOT Holdings and the Chicago

Mercantile Exchange Holdings, Inc. there will no longer be members of the CBOT who qualify to use the exercise right and become or remain members of the CBOE.  We do not believe that our historical financial statements or MD&A need to be revised to reflect the fact that some members are no longer qualified to become or remain members of the CBOE because this will not impact our financial statements.  On the other hand, the pro forma financials will need to reflect both the final number of shares to be issued in the restructuring transaction as well as the ultimate determination of whether exercise right eligibility survives the CME/CBOT Transaction and whether CBOT members will receive any common stock of CBOE Holdings in the restructuring transaction (and if so, how much).  We expect that we will file an amendment to the Registration Statement to disclose this information once this issues is resolved.

Cover Page

7.                                       Your cover page includes a lot of information that is not required by Item 501 of Regulation S-K, for example, the reasons why the board is pursuing the transaction, the features of common stock, details regarding the lockup, and amendments to CBOE’s governing documents.  The information is also largely repeated in the summary and again in other parts of the prospectus.  As such, please revise the cover to limit the information you provide to Item 501 information.  In addition, please ensure that you have included all of the information that 501 requires, including, in this case, the amount of shares you will issue in the transaction in total and in respect of each membership unit.

Response:             We have revised the cover page of the prospectus to eliminate items not required by Item 501 and to include all those items that are required.  We anticipate that we will file a further amendment to identify the missing share numbers.

Summary, Page 2

8.                                       Please revise your summary to contain only a brief discussion of the key aspects of the offering, rather than its current more detailed discussion that is largely repeated in applicable sections throughout your registration statement.  Refer to Item 503(a) of Regulation S-K and the instruction thereto, as well as Part IV.C.1 of Securities Act Release 7497 (Jan. 28, 1998).

Response:             We have revised the prospectus summary to remove repetitive detail and to contain a more brief discussion of the key aspects of the transaction.

Risk Factors, Page 15

Risk Relating to the Restructuring Transaction, Page 15

We may incur material, unanticipated costs. . ., Page 16

9.                                       Please revise your discussion to address factors that may cause you to incur additional significant expenses in connection with the transaction other than litigation.  If litigation is the only currently known factor that may cause you to incur significant unanticipated expenses in connection with the transaction, revise the heading to clearly indicate the nature of the risk.  In addition, please also expand your discussion of the litigation that has already been instituted to provide a clearer understanding of the risk that such litigation poses to the success of the proposed restructuring.

Response:             We have deleted the risk identified in the comment above.  A discussion of the litigation that has already been instituted is contained in the risk factor “We are a party to a pending lawsuit in connection with the restructuring transaction which could delay or affect the structure of the restructuring transaction” on page 14 of Amendment No. 1.

We cannot assure you that we will complete a public offering . . ., Page 16

10.                                 Please revise this risk factor, the preceding risk factors, and risk factors on pages 17-19 and 22 to clearly state the material risk affecting current CBOE members who will receive your shares if the reorganization is approved.  Please note that the risk to investors is the consequences of an action or inaction, not your inability to provide assurance of a particular outcome.

Response:             We have revised the risk factors indicated to more clearly state the risks posed to CBOE members.  Please see pages 13-15 and 19 of Amendment No. 1.

Your ownership of CBOE Holdings may be diluted . . ., Page 17

11.                                 Please expand your discussion of the risk presented by your future issuance of additional securities to discuss the dilutive effects of such issuance and to discuss the detrimental effect that the issuance of a senior class of securities would have on Class A shareholders.

Response:             We have revised the risk factor identified to discuss the potential for dilution and the effect of such dilution on CBOE Holdings stockholders.  Please see page 13 of Amendment No. 1.

Risks Relating to Our Business, Page 18

Intense competition could materially adversely affect. . ., Page 18

12.                                 We note your statement that your market share in equity options fell to approximately 26% in 2006 as well as your statement on page 2 that your 2006 trading volume represented 33.3% of total contracts traded on all U.S. options markets.  Please revise your disclosure under this heading to clarify the measurement used to determine market share (e.g., volume of contracts traded) as well as the scope of the market (e.g., all worldwide options trading).

Response:             We have revised the risk factor to clarify that the reduction in our market share in equity options related to a decline in “our market share of equity option traded in the United States . . .”  The percentage disclosed on page 2 of the original Form S-4 (page 2 of Amendment No. 1) relates to the “total contracts” traded on all U.S. options markets, while the percentage disclosed on page 18 (page 15 of Amendment No. 1) relates only to “equity options.”

Strategic alliances may not produce the results we expect , Page 21

13.                                 Please revise to specify the alliances and arrangements into which you have entered, as well as their purpose.  Note that your risk factor disclosure should identify particular risks affecting CBOE members’ investment decision.  Risks that are vague or that could apply to any issuer should be revised or deleted.

Response:             We have revised the prospectus to delete this risk factor.

If CBOE Holdings is unable to favorably assess the effectiveness of its internal controls. . ., Page 25

14.                                 Please revise the heading and discussion to clarify that your shares will not be listed following completion of this transaction.

Response:             We have revised the heading and discussion of the risk factor titled “The Class A Common Stock of CBOE Holdings you receive in the restructuring transaction will not be a liquid investment unless an active marketplace develops” to clarify that the CBOE Holdings common stock will not be listed following the completion of this transaction.  We did not, therefore, make that change to the risk factor mentioned in the comment above.  Please see page 13 of Amendment No. 1.

Special Meeting of CBOE Members, page 28

Adjournments, Page 28

15.                                 We note that a vote on the possible adjournment of the meeting to solicit additional proxies is listed as a distinct item in your meeting notice.  We assume that your proxy card will include a place for shareholders to vote on this item.  Please revise the last sentence of this subsection, which advises that no proxy voted against the transaction will be voted for the adjournment, to clarify the votes needed in favor of adjournment that will be required to take this action.  Since members are voting on this matter directly, it seems that your existing disclosure would only pertain to proxy cards that are not marked in any way with respect to this item.

Response:             We have revised the prospectus to clarify the vote required for adjournment and the fact that a ballot not voted, but properly delivered, will be voted “for” an adjournment should such a motion be made.  Please see page 25 of Amendment No. 1.

Manner of Voting, Page 28

16.                                 This section discusses “ballots” and “proxies.” Please clarity the manner in which members are being asked to vote. For example, are you asking for proxies whereby the members appoint proxy holders to vote for them at the meeting, or are you asking for their vote directly, by means of a ballot, similar to a written consent?

Response:             We have revised the prospectus to clarify that we are soliciting ballots from the members wherein each member casts a vote on the proposals to be presented at the special meeting. We are also soliciting proxies from members that will authorize the designated individuals to deliver at the special meeting the ballots submitted by the members. The proxy granted by the member also authorizes the designated individuals to vote on behalf of the member on any other matters that may come before the special meeting. Please see pages 26-27 of Amendment No. 1.

Solicitation of Proxies, Page 30

17.                                 Please state, if true, that the company’s board of directors is making the solicitation.

Response:             We have revised the prospectus to indicate that the board of directors is making the solicitation. Please see page 28 of Amendment No. 1.

The Restructuring Transaction, Page 31

The CBOE’s Reasons for the Restructuring Transaction, Page 36

18.                                 Please expand your discussion to specify the manner in which being structured as a stock, for-profit corporation will permit you to pursue business combinations and joint ventures, as well as to access capital markets, in ways that are not available to non-stock, membership corporations.

Response:             We have revised the prospectus to expand on how being structured as a for-profit stock corporation will permit us to pursue strategic transactions and access capital markets in ways that are not available to non-stock membership corporations. Please see pages 34-35 of Amendment No. 1.

19.                                 Please expand your discussion to address in greater detail the manner in which the proposed restructuring will permit you to increase your competitiveness vis-á-vis other options exchanges and to briefly discuss the manner through which you intend to preserve your ability to provide trading privileges to your members.

Response:             We have revised the prospectus to address in greater detail how the proposed restructuring will permit us to increase our competitiveness (see pages 34-35 of Amendment No. 1) and to explain how we will preserve our ability to provide trading privileges. This latter topic is discussed at length under “Trading Permits” on page 38 and a cross reference has been added.

20.                                 Please expand your discussion under the second bullet point on page 36 to specify the changes in CBOE’s corporate and governance structures, as well as how these changes will permit the CBOE to respond more efficiently to changes within the industry, markets, and with applicable regulations. If the proposed changes include those listed in the ninth bullet point on page 37, briefly discuss why engaging in the proposed restructuring is necessary to achieve these objectives and consider consolidating these factors.

Response:             We have revised the prospectus to specify the relevant changes in CBOE’s corporate and governance structure and how these changes will permit CBOE to respond more efficiently to change. We have also eliminated the ninth bullet point from page 37 of the original Form S-4 (see page 35 of Amendment No. 1) and consolidated aspects of this bullet with the second bullet on page 36 of the original Form S-4 (see page 35 of Amendment No. 1).

21.                                 We note your statement in the seventh bullet point sentence on page 37 regarding a framework to facilitate public markets for “capital-raising transactions and other securities issuances.” Please specify any contemplated non-capital raising issuances. If you are referring to issuing securities as consideration in acquisition, revise to clarify this point.

Response:             We have revised the prospectus to specify potential non-capital raising issuances. Please see page 35 of Amendment No. 1.

22.                                 Please specify the statutory requirements regarding exchange governance at the subsidiary level to which you refer in the eighth bullet point on page 37.

Response:             We have revised the disclosure to specify the SEC requirement being referred to in the eighth bullet point on page 37 of the original Form S-4 (see page 35 of Amendment No. 1).

Who Will Receive the Restructuring Consideration, Page 38

23.                                 We note your statement on page 39 that once the CME/CBOT Transaction “closes there will no longer be members of the CBOT eligible to become exercise members of the CBOE” and that “memberships formerly held by CBOT members pursuant to the Exercise Right. . . will not be converted into shares of CBOE Holdings common stock in the restructuring transaction.” Please revise your disclosure to clarify whether existing CBOT members who have not utilized the Exercise Right will be prohibited from doing so or whether CBOT members who have already utilized the Exercise Right will be de-equitized and lose their trading on the CBOE.

Response:             We believe that the CME/CBOT Transaction will result in a situation where there will no longer be members of the CBOT eligible to become (or remain) exercise members. Holders of an exercise right who have not yet exercised and current exercise members who have exercised will be affected the same way by the CME/CBOT Transaction — in neither case will the person any longer be able to satisfy the criteria required to hold (or use) the exercise right. This results not from the restructuring transaction but from the consummation of the CME/CBOT Transaction. The restructuring transaction does nothing to “prohibit” CBOT members from utilizing their right. Rather, the restructuring transaction is structured to account for the fact that following the CME/CBOT Transaction there will no longer be CBOT members who satisfy the criteria required to hold the exercise right or remain members of the CBOE as a result of having used the exercise right.

To prevent any risk that the loss of exercise members upon the termination of exercise right eligibility might adversely affect liquidity in the CBOE’s market, the CBOE has proposed to grant interim trading access to certain of those individuals who were exercise members of the CBOE as of December 11, 2006, notwithstanding the effect on exercise right eligibility of the CME/CBOT Transaction. We submitted a rule filing with the Division of Market Regulation on December 12, 2006, addressing this issue of temporary access. Please see Securities Exchange Act Release No. 34-55190 (January 29, 2007), 72 FR 5472 (February 6, 2007) (SR-CBOE-2006-106). Should this rule filing (the “Access Rule Filing’’) be approved, the CBOT members who had exercised as of December 11, 2006 would retain trading access for so long as the CBOE determines it is necessary to avoid any disruption to the market as a result of the loss of exercise members, providing they apply for a temporary permit (as described in the rule filing) and they continue to meet the eligibility requirements for such a permit. Following the restructuring transaction, all access to the CBOE’s trading facilities will be provided through trading permits and not as a right of ownership. The CBOT members who have exercised and who apply for and receive a temporary permit following the CME/CBOT Transaction will, to the extent such temporary permits remain outstanding consistent with the terms of the Access Rule Filing, have the same ability to obtain a CBOE trading permit following the CBOE’s restructuring transaction as any other CBOE member who desires to retain trading access at the CBOE following the restructuring transaction.

Trading Permits, Page 40

24.                                 Please provide updated disclosure regarding the specifics of your access plan following demutualization when such information becomes available. We will review changes to your disclosure and may have comments on specific aspects of the trading permits.

Response:             We have revised the disclosure to provide additional information regarding the trading permits to be issued following the restructuring transaction (see page 38 of Amendment No. 1). We anticipate that we will provide additional updates to this section through future amendments to the prospectus as such information becomes available.

25.                                 Please revise to clarify whether current CBOE members will be granted trading permits or will purchase permits and, if members will purchase permits, state whether the extent to which they will have preference in terms of availability or price over each other or interested non-members.

Response:             We have revised the prospectus to clarify this disclosure (see page 39 of Amendment No. 1). CBOE members who are currently using a membership to conduct business on the exchange will be granted trading permits following the restructuring transaction should such member apply for a permit and continue to meet the eligibility requirements to hold such a permit. In this regard, at the time of the restructuring transaction, all CBOE members who are using a CBOE membership to access the CBOE’s trading facilities will have the same ability to obtain a trading permit following the restructuring transaction and will have priority over any non-CBOE member to obtain a permit. In the event that a CBOE member chooses not to obtain a permit at the time of the restructuring, the member will no longer be guaranteed a trading permit and will be required to apply for a new permit. In such an event, the former member will have no priority over any other person who desires to obtain a permit.

Trading permits will not be purchased but will be made available by the CBOE for a fee for designated periods of time.

26.                                 We note your statement that “the CBOE may allow persons who did not previously have memberships to receive trading permits upon completion of the restructuring transaction,” as well as your statement that “[i]nitial trading permits will be issued prior to the restructuring transaction” and that members prior to the restructuring transaction will have priority over applicants who were not members. Please revise to clarify the procedures that will govern your issuance of trading permits to existing members and non-members prior to and following the proposed restructuring transaction.

Response:             We have revised the prospectus to update these disclosures, and we anticipate that we will provide additional updates to this section through future amendments to the prospectus as such information becomes available. Please see page 39 of Amendment No. 1.

27.                                 We note your statement that “rules applicable to trading permits will be substantially similar to those in place today with respect to memberships.” Please expand upon your disclosure to discuss the substantive similarities between the rules applicable to current CBOE members and the post-restructuring holders of trading permits. We note, for instance, that trading permit holders will not be permitted to transfer the economic interest conveyed by the permit and that such holders will not be able to affect your governance and will not necessarily have an equity interest in the CBOE.

Response:             We anticipate that we will provide this information through future amendments to the prospectus as such information becomes available.

28.                                 We note your discussion on page 40 regarding the number of trading permits that the CBOE determines to make available. Please describe the impact on the company of a greater or lesser number of permits being issued. If you believe that this uncertainty would be reasonably likely to impact your liquidity, results of operations or financial position in a material way, please include a focused discussion of this in MD&A as well.

Response:             Since the CBOE will control access following the restructuring transaction, we believe it will be able to manage the number of trading permits so as to optimize liquidity and revenue. We do not anticipate any negative impact and, if anything, this greater control over access should provide us with greater control over liquidity and ultimately have a positive impact on our financial position.

Organized Sales, Page 41

29.                                 Please clarify whether your shareholders will have the rights to conduct sales outside your organized sales following the expiration of any applicable transfer restriction period. We note your disclosure on page 45 that shares issued to non-affiliates will be freely tradable under the Securities Act.

Response:             We have revised the prospectus on pages 36, 43, 121 and 125 of Amendment No. 1 to clarify the disclosure in accordance with this comment.

Amendments to the CBOE Certificate of Incorporation. . ., Page 42

30.                                 We note your statement that CBOE members are being asked to approve new bylaws and an amended and restated certificate of incorporation. We also note that this action is not listed in the letter to CBOE members as one upon which they will vote. Please revise to remove this discrepancy.

Response:             The prospectus has been revised to remove the discrepancy and to make clear that the amendments to the bylaws and the certificate of incorporation of the CBOE will be effected through the merger and are not being voted on as separate proposals. Please see pages 39-40 of Amendment No. 1.

31.                                 We note your statement that no fewer than two-thirds of your directors will meet your independence requirements and those established by the New York Stock Exchange (NYSE). To the extent that your independence standards are known and differ from those of the NYSE, please briefly explain the differences. We note your statement on page 106 that your standards will meet or exceed those required for listing on the NYSE and your discussion under Director Independence on page 115 that your standards will be based upon the NYSE listing standards.

Response:             The Company’s board of directors has reviewed the independence tests set forth on page 115 of the original Form S-4 and has approved those tests as the tests to apply to the independence of directors following the restructuring transaction. The tests are based on and are consistent with the independence criteria established by the New York Stock Exchange for its listed companies. The Company’s independence tests include additional tests to those required by the NYSE. We believe, therefore, that our proposed independences tests, while based on the NYSE criteria, exceed the NYSE criteria for independence. We have revised the prospectus at page 108 of Amendment No. 1 to clarify that point.

Material U.S. Federal Income Tax Consequences. . . , Page 46

32.                                 We note your discussion of cash received in lieu of fractional shares of CBOE Holdings common stock, including your reference to subsequent discussion later in the prospectus.  Please delete this reference to subsequent discussion, as this issue does not appear to be addressed in the remainder of the document.  In addition, it is not clear to us how you may be obligated to issue fractional shares (or cash in lieu thereof) in exchange for the whole, indivisible, membership interests of your members.  In an appropriate section of your document, please explain this potential obligation or, alternatively, revise to delete this discussion.

Response:             We have revised the prospectus to delete any reference to fractional shares as no fractional shares will be issued under the current transaction structure.

Management’s Discussion and Analysis

Nine Months Ended September 30, 2006 Compared to September 30, 2005, Page 63

33.                                 We note your presentation and analysis of an operating expense number that excludes severance costs and the class action settlement refund in your press release and information circular dated February 12, 2007 and filed pursuant to Rule 425.  Please tell us if you intend to present this non-GAAP measure in your Form S-4, and if so, tell us how you determined that this non-GAAP measure was allowable under Item 10(e) of Regulation S-K.

Response:             We do not intend to include this non-GAAP measure in our Registration Statement on Form S-4.

Business, Page 70

History, Page 71

34.                                 Please revise to indicate the source for your charts denoting industry data and tell us whether these sources are publicly available without charge.  In addition, please provide us with your source of the factual representations you make in the statement on page 75 that options are used by no more than 15% of all stock investors, the statement on page 78 that CBOE is the largest options exchange in the U.S. based on contract volume and dollar value of options traded, and the statement on page 80 that your website and educational programs are considered the industry standard for options education and information.

Response:             We have revised the charts to indicate the source of the information provided.  The information used to derive the charts is publicly available free of charge at http://www.theocc.com.  We have revised the prospectus to eliminate the representation that options are used by no more than 15% of all stock investors.  We have revised the prospectus to state that OCC statistics(1) are the source for the statement that the CBOE is the largest options exchange in the U.S. based on contract volume and dollar value of options traded (see page 72 of Amendment No. 1).  Finally, we have revised the prospectus to clarify that, according to Forbes Magazine,(2) the CBOE’s web site is a “Best of the Web” for options investors (see page 73 of Amendment No. 1).

Directors and Executive Officers, Page 109

35.                                 Please revise your discussion of Thomas Patrick, Jr., to specify his business experience over the past five years.  Refer to Item 401(e)(1) of Regulation S-K.  Please make similar revisions with respect to your discussion of Eugene Sunshine.

Response:             The biographical information for Messrs. Patrick and Sunshine has been revised to provide business experience for the past 5 years.  Please see pages 106-107 of Amendment No. 1.

Compensation of Directors and Executive Officers, Page 116

Executive Compensation, Page 117

Compensation Discussion and Analysis, Page 117

36.                                 We note that, in determining bonuses to be paid to executive officers, the board approves corporate objectives for the coming fiscal year and attaches to each objective a threshold, target and maximum goal that is in turn tied to a specific potential bonus level

(1) Volume Statistics, http://www.theocc.com/market/vol_data/main/exchange_volume.jsp.

(2) Forbes.com Best of the Web, http://www.forbes.com/bow/b2c/review.jhtml?id=2354.

 for each executive.  Please discuss the specific items of corporate performance underlying the bonuses and how the bonuses are structured and implemented for each officer’s individual contribution to these items of the registrant’s performance.  Please disclose the actual performance targets used by the board.  If you believe disclosure would cause you competitive harm, please provide us with a supplemental explanation of how this meets the standards that would apply if you were to request confidential treatment of the information under Securities Act Rule 406.  In that case you should also discuss, in the prospectus, how difficult it will be for the executive or how likely it will be for the company to achieve undisclosed target levels.  Please see Instruction 4 to Item 402(b) of Regulation S-K for guidance.

Response:             We have revised the prospectus to identify the specific performance objectives underlying the executives’ bonuses and to discuss the structure of the bonuses.  Please see page 110 of Amendment No. 1.

37.                                 If the board exercised discretion in the payment of bonuses, either to award compensation in the absence of attainment of the relevant performance goals applicable to a given executive, or to reduce or increase the size of any award or payout, please disclose this.  We note that although the bonuses are based on performance criteria the board establishes at the beginning of each fiscal year, the board retains the discretion to modify the actual bonuses paid.  Please see Item 402(b)(vi) of Regulation S-K.

Response:             We have revised the prospectus to disclose the level of discretion exercised by the board in awarding bonuses in 2006.  Please see page 110 of Amendment No. 1.

U.S. Federal Income Tax Considerations for Non-U.S. Holders of CBOE Holdings Common Stock, Page 132

38.                                 Please delete the statement that the disclosure is a “general discussion,” as your disclosure should relate to the material tax consequences of the transaction.  Please also consider locating this discussion, along with your discussion of the tax consequences of the restructuring transaction to CBOE members that appears on page 46 to the same section of your prospectus.  In addition, please revise to clarify whether the tax consequences discussed under this heading constitute the opinion of Schiff Hardin LLP.

Response:             We have deleted the statement that the disclosure is a “general” discussion.  We have moved the disclosure on page 132, along with the disclosure on page 46 of the prospectus, to a new section entitled “Material U.S. Federal Income Tax Consequences of the Restructuring Transaction,” beginning on page 126 of Amendment No. 1.  We have also revised the disclosure to make clear that both sections of the tax discussion constitute the opinion of our counsel, Schiff Hardin LLP.

Comparison of Rights. . . , Page 136

39.                                 Disclosure in your risk factors relating to corporate governance states that you will eliminate your members’ ability to take action by written consent.  Please make that clear in this section.  Also in this regard, we note disclosure on page 139 concerning voting rights that states that no person may “give any consent or proxy with respect to shares representing more than 10% of the voting power. . . .”  If you are eliminating action by written consent, please remove the reference to consents here, as it may imply that members with less than 10% of the voting power may give written consents.

Response:             We have revised the prospectus to include the elimination of the members’ ability to take action by written consent in this section (see page 136 of Amendment No. 1).  We have also removed the reference to consent on page 139 of the original Form S-4 (see page 133 of Amendment No. 1).

Where You Can Find More Information, Page 147

40.                                 Please delete reference to the SEC’s public reference rooms in New York and Chicago, as these locations are no longer maintained.  Please provide the address of the SEC’s remaining public reference room, as required by Item 101(e) of Regulation S-K: 100 F. Street, NE, Washington, DC 20549.

Response:             We have revised the prospectus to remove reference to the New York and Chicago reference rooms and have updated the address as indicated above.  Please see page 141 of Amendment No. 1.

Financial Statements for the Year Ended December 31, 2005

Consolidated Statements of Financial Condition, Page A-3

41.                                 Please include a line item called Commitments and Contingencies, with a cross-reference to the appropriate footnote, on the face of your balance sheet, or tell us why you do not believe this is appropriate.  Refer to Article 5-02(25) of Regulation S-X.

Response:             The financial statements on page A-4 have been amended to include a Commitments and Contingencies line item with a cross-reference to the appropriate footnote.

Note 1 — Summary of Significant Accounting Policies — Investments in Affiliates, Page A-6

42.                                 We read in your accounting policy that you account for your investment in NSX under the equity method, despite your ownership of more than 50% of NSX’s proprietary membership, due to your lack of effective control over the operating and financing activities of NSX.  Please supplementally provide us with a more detailed explanation of why you lacked effective control over the operating and financing activities of NSX during 2005 and prior periods.  Refer to paragraph 2 of ARB 51.

Response:             The Investments in Affiliates section within the MD&A has been revised to provide a more detailed explanation.  Please see page 64 of Amendment No. 1.

Consolidated Statements of Financial Condition, Page A-13

43.                                 You appear to have recorded additional paid-in-capital for the first time during 2006.  Please briefly tell us what this relates to, and consider whether footnote or MD&A disclosure is appropriate.  Additionally, please consider whether a statement of members’ equity would be more appropriate at December 31, 2006, in light of this new equity account, than the Statements of Income and Retained Earnings that you presented for 2005.

Response:             Full disclosure of paid-in-capital is now included in the financial statements.  A consolidated statement of member’s equity as of December 31, 2006 has been added to the financial statements (see page A-6 of Amendment No. 1).

Note 1- Summary of Significant Accounting Policies — Investments in Affiliates, Page A-16

44.                                 We read on page 68 that you owned 22.9% of NSX’s total stock outstanding as of September 30, 2006 and that you account for this investment under the equity method.  Please reconcile this disclosure to your accounting policy on page A-16, which states that you have accounted for your investment in NSX under the cost method since July 1, 2006.  If you are accounting for your investment in NSX under the cost method, please help us to understand and briefly disclose how you determined that you no longer exercise significant influence over NSX despite an ownership of over 20%.

Response:             The Investments in Affiliates section within the MD&A has been revised to provide a more detailed explanation.  Please see page 62 of Amendment No. 1.

Note 6 — Commitments and Contingencies, Page A-20

45.                                 We read that management believes that the expected outcome of various legal proceedings will not have a material impact on your financial position.  Please revise to also address the expected impact on your results of operations, consistent with your assessment as of the fiscal year ended December 31, 2005.  In this regard, if you believe that there may be a material impact on your results of operations, it appears that additional disclosures would be required under SFAS 5 and SAB Topic 5Y.

Response:             We have revised the notes to the financial statements included in the prospectus to address the impact of the expected impact of our current litigation on our financial position as well as our results of operations.  Please see page A-15 of Amendment No. 1.

46.                                 Please help us to understand how you determined that you did not need to address each of the legal proceedings discussed on pages 90-93, or revise to address these matters in your footnote.  Specifically refer to the Litigation with Respect to the Restructuring Transaction, the Last Atlantis Litigation, the Index Options Litigation, and the Patent Litigation.

Response:                                         We have revised the notes to the financial statements to include a discussion of each of the matters identified above.  Please see pages A-13, A-14 and A-15 of Amendment No. 1.

Unaudited Pro Forma Consolidated Financial Statements, Page B-1

47.                                 Please update your pro forma financial statements to comply with Article 11-02(c) of Regulations S-X.

Response:             The pro forma financial statements have been updated to comply with Article 11-02(c) of Regulations S-X.

48.                                 We note your discussion on page B-6 concerning expense to be incurred in connection with the restructuring transactions.  Please tell us what consideration you have given to accruing for these expenses in your pro forma balance sheet.  Refer to Article 11-02(b)(6) of Regulation S-X.

Response:             We have modified B-6 to include expenses incurred through December 31, 2006 in connection with the restructuring transactions.  In the future, as we amend our registration statement, we will update historical expenses and include an estimate of future expenses.  At the current time we cannot reliably estimate what the future expense will be because of the uncertainty of litigation.

Please call me at (312) 786-7462 or Richard Miller of Schiff Hardin LLP (312) 258-5596 if you wish to discuss our responses to the comment letter.

Sincerely,

/s/ Joanne Moffic-Silver

Joanne Moffic-Silver

cc:	Richard DuFour
Alan Dean
Michael L. Meyer
Richard T. Miller